URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of May, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.

Publicly Held Company

CNPJ/MF 60.643.228/0001-21

NIRE 35.300.022.807

CALL NOTICE FOR

SPECIAL SHAREHOLDERS’ MEETING

(a free translation from the document in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

The shareholders of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP” or “Company”) are hereby invited to attend, on first call, a Special Shareholders’ Meeting (Assembléia Geral Extraordinária or the “Meeting”) to be held at the Company’s headquarters, at Alameda Santos, 1357, 8th floor, in the city of São Paulo, at 10 a.m. on May 27, 2009. The following is the agenda for the Meeting:

(i) ratify the capital increase, as approved by the Special Shareholders’ Meeting held on February 6, 2009, in the amount of R$4,005,090,788.00, increasing the Capital Stock of the Company from R$3,052,211,393.59 to R$7,057,302,181.59, with the issuance of 210,794,252 new shares, of which 62,105,263 are common voting shares and 148,688,989 are preferred non-voting shares, with the resulting amendment of the heading of section 5 of the Company’s By-laws;

(ii) ratify the appointment of Apsis Consultoria Empresarial Ltda. as expert consultants to determine, in accordance with section 256 of Law no. 6404/76 (“Brazilian Corporations Law”), the value of the shares issued by Aracruz Celulose S.A. (“Aracruz”), pursuant to the criteria set forth in such section;

(iii) ratify the acquisition of control of Aracruz.

All documents pertaining to the Meeting are available at the Company’s headquarters for the examination by interested shareholders.

Proof of share ownership in book-entry form issued by appropriate custodians will be required for admittance to the Meeting. Shareholders’ proxies and representatives may attend the Meeting to the extent that they have been appointed within a year of the Meeting, and their respective powers of attorney and instruments of representation must be delivered to the Company’s headquarter by no later than three business days prior to the date of the Meeting, per section 27, paragraph 4 of the Company’s By-laws.

São Paulo, May 12, 2009

Paulo Henrique de Oliveira Santos

Chairman of the Board of Directors

This notice is not an offer to sell or an offer to buy securities in the United States of America.  Any transactions involving offers of securities or offers to buy securities referred to in this notice will not be carried out in the United States of America absent registration or an exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: May 12, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer